UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
\X\     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2025, OR
\ \    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________
Commission file number 001-00434
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 1-18 Onoedori, 7-Chome, Chuo-ku, Kobe, Hyogo 651-0088, Japan.
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.
REQUIRED INFORMATION
Item 1.    Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
Item 2.    Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)
Statements of Net Assets Available for Benefits as of June 30, 2025 and 2024,
Statements of Changes in Net Assets Available for Benefits for the
Years Ended June 30, 2025, 2024 and 2023; and
Reports of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - DELOITTE & TOUCHE LLP	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - NAVARRO AMPER & CO.	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2025, and 2024	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2025, 2024 and 2023	4

Notes to Financial Statements as of June 30, 2025, and 2024 and for the Years Ended June 30, 2025, 2024 and 2023	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - DELOITTE & TOUCHE LLP
To the Board of Directors of Employee Stock Purchase Plan (Japan) and Plan Participants
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
September 17, 2025

We have served as the auditor of the Plan since fiscal year 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - NAVARRO AMPER & CO.
To the Board of Directors of the Employee Stock Purchase Plan (Japan) and Plan Participants
Opinion on the Financial Statements
We have audited the accompanying statement of changes in net assets available for benefits for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the changes in net assets available for benefits for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Navarro Amper & Co.
Taguig City, Philippines
September 21, 2023

We began serving as the Plan's auditor in fiscal year 2003. In fiscal year 2024, we became the predecessor auditor.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2025, AND 2024

	Japanese Yen		U.S. Dollars
	2025	2024	2025
ASSETS, At fair value:
Cash	¥18,189,658	¥18,266,667	$126,172
The Procter & Gamble Company common stock 2025: 994,167 shares, cost ¥26.31 billion ($182.5 million) 2024: 1,060,102 shares, cost ¥23.46 billion ($145.9 million)	22,936,731,446	28,160,193,757	159,100,556
Total Assets	22,954,921,104	28,178,460,424	159,226,728
LIABILITY
Accrued professional fees	6,924,068	6,525,935	48,029
Total Liabilities	6,924,068	6,525,935	48,029
NET ASSETS AVAILABLE FOR BENEFITS	¥22,947,997,036	¥28,171,934,489	$159,178,699

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	Japanese Yen			U.S. Dollars
	2025	2024	2023	2025
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	¥(775,777,313)	¥2,317,898,570	¥1,324,776,922	$(5,381,176)
Unrealized foreign exchange gain (loss) - net	(2,526,043,751)	2,520,906,356	1,338,235,115	(17,521,893)
Realized foreign exchange gain (loss) - net	(231,221,140)	114,857,085	11,005,306	(1,603,865)
Dividend income	447,910,705	459,308,550	411,685,214	3,106,931
Total investment income (loss)	(3,085,131,499)	5,412,970,562	3,085,702,557	(21,400,003)

Contributions:
Participant contributions	1,247,359,790	1,284,196,508	1,262,916,870	8,652,307
Employer contributions	212,707,800	216,183,600	216,627,200	1,475,447
Total contributions	1,460,067,590	1,500,380,108	1,479,544,070	10,127,754
Total additions	(1,625,063,909)	6,913,350,670	4,565,246,627	(11,272,249)

DEDUCTIONS:
Withdrawals from participants	(3,592,011,406)	(3,692,450,006)	(2,262,501,794)	(24,915,974)
Bank and administrative charges	(6,862,138)	(6,529,455)	(6,319,384)	(47,601)
Total deductions	(3,598,873,544)	(3,698,979,461)	(2,268,821,178)	(24,963,575)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(5,223,937,453)	3,214,371,209	2,296,425,449	(36,235,824)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	28,171,934,489	24,957,563,280	22,661,137,831	195,414,523
End of year	¥22,947,997,036	¥28,171,934,489	¥24,957,563,280	$159,178,699

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023
1.DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.
General
The Plan includes the Employees’ Shareholding Association (the “Association”) of P&G Group for employees and executives of all P&G affiliates in Japan. The Plan covers the employees of P&G Japan G.K., P&G K.K., P&G Prestige Godo Kaisha, and P&G Innovation Godo Kaisha (collectively the “Companies”).
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the “Stock”), the Companies’ parent company. The Plan is administered by People Services. Daiwa Securities Co. Ltd., on the other hand, is in charge of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees hired by the Companies may, at any time, apply for the membership in the Plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 150 units monthly, and three times the monthly base pay contributions limit from bonus pay.
The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.
Participants’ monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Participant’s salary shall be 100,000 yen per Participant who gets paid semi-annual bonuses, and 150,000 yen per Participant who does not get paid semi-annual bonuses. Participant Contributions derived from semi-annual bonuses shall be 3 times the monthly Participant Contributions: in units of 3,000 yen, and the maximum contribution from a Participant’s bonus shall be 300,000 yen per Participant. Subject to the monthly and annual limits, there is no limit on the total amount of Participant Contributions that a Participant can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Companies’ contributions, and (b) realized earnings or losses of the Plan. Participant accounts are also charged with withdrawals and an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Investments
Participants are only permitted to invest in Stock. Any dividends on Stock are invested in additional Stock.
Vesting
Participants are immediately vested in their contributions, the Companies’ matching contributions and earnings.
Distributions payable
There are no distributions payable to participants who have elected to withdraw from the Plan as of June 30, 2025 and 2024.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan document.
2.FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The accompanying financial statements have been prepared on the historical cost basis, except for the Plan’s investments which are measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates. The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan’s presentation currency.
3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash in bank
Amounts shown as cash in bank are uninvested funds held by the Plan that are to be invested in Stock the following month.
Investment in stock
Investment in stock is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

At the end of each reporting period, investment in stock is stated at fair value, with any resultant gain or loss recognized in the statements of changes in net assets available for benefits. Fair value is determined using quoted market prices.
The Plan derecognizes its investment in stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity. The difference between the carrying amount of the financial asset derecognized and the consideration received, or receivable is recognized in the statements of changes in net assets available for benefits.
Net appreciation or depreciation in fair value of investments
Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.
Dividend income
Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established. Dividends are recorded on the ex-dividend date; net of any U.S. withholding taxes.
Expenses of the plan
Investment administrative expenses and all other fees and expenses are recognized in the statements of changes in net assets available for benefits when incurred.

Administration commissions and consumption tax are payable by the Companies to Daiwa. Purchase fees are charged to the Association depending on the monthly purchase amount and the Association deducts the purchase fees from the total participant contributions. Bank transfer fees and sales commissions are payable by the participants to Daiwa, depending on the amount of shares sold.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.
4.CRITICAL ACCOUNTING JUDGMENTS
In the application of the Plan’s accounting policies, management is required to make judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies
Below is a critical judgment that management have made in the process of applying the Plan’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen. The Japanese Yen is the currency of the primary economic environment in which the Plan operates.
The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies.
5.    RISKS AND UNCERTAINTIES
The Plan invests in The Procter and Gamble Company common stock which represents a concentration in investments. Investment securities are exposed to market volatility. Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6.    FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.
The fair value of Plan’s investment in stocks of The Procter and Gamble Company as disclosed in the statements of net assets available for plan benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The fair value of Cash in the Statements of Net assets available for benefits is determined at cost plus accrued interest.

	2025	2024
Asset Category	Level 1	Level 1
Cash	¥18,189,658	¥18,266,667
Investment in stocks	¥22,936,731,446	¥28,160,193,757

7.    INVESTMENTS
The investments held by the Plan as of June 30, 2025, 2024 and 2023, and the related unrealized fair value gain (loss) and unrealized foreign exchange gain (loss) for the years ended June 30, 2025, 2024 and 2023, were as follows:

	2025	2024	2023
Number of shares	994,167	1,060,102	1,134,650
Cost	¥26,308,145,092	¥23,463,946,070	¥22,328,905,270
Unrealized fair value gain (loss)	(845,369,895)	2,175,341,330	1,296,047,592
Unrealized foreign exchange gain (loss)	(2,526,043,751)	2,520,906,356	1,338,235,115
Market value	¥22,936,731,446	¥28,160,193,757	¥24,963,187,977

The realized gain on sale of stock for the years ended June 30, 2025, 2024 and 2023, was determined as follows:

	2025	2024	2023
Proceeds on sale of shares	¥3,592,011,406	¥3,692,450,006	¥2,262,501,794
Cost	3,522,418,823	3,549,892,766	2,233,772,464
Realized fair value gain	¥69,592,583	¥142,557,240	¥28,729,330
8.FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS
Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange loss of ¥2,526 million in 2025, and net unrealized foreign exchange gain of ¥2,521 million in 2024, and ¥1,338 million in 2023, net realized foreign exchange loss of ¥231.2 million in 2025, and net realized foreign exchange gain of ¥114.86 million in 2024, and ¥11 million in 2023 as disclosed in the statements of changes in net assets available for benefits.
9.RELATED PARTY TRANSACTIONS
The Plan held 994,167 and 1,060,102 ordinary shares of The Procter & Gamble Company with a cost of ¥26.31 billion ($182.49 million) and ¥23.46 billion, as of June 30, 2025 and 2024, respectively. For the years ended June 30, 2025, 2024 and 2023, the Plan recorded dividend income of ¥447.91 million, ¥459.31 million and ¥411.69 million, respectively.
During the years ended June 30, 2025, 2024 and 2023, the Plan received contributions amounting to ¥212.71 million, ¥216.18 million and ¥216.63 million, respectively, from the Companies.
10.TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investment gains and losses, dividends received, contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

11.U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars. As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥144.17 = US$1, the approximate current rate at June 30, 2025 has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying statements of net assets available for benefits and changes in net assets available for benefits.

* * *

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 17, 2025.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE’S SHAREHOLDING ASSOCIATION

By: /s/ Ayako Komaguchi
Ayako Komaguchi
Chairman

EXHIBIT INDEX

Exhibit No.
23.1        Consent of Deloitte & Touche LLP
23.2        Consent of Navarro Amper & Co.